UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

29 April 2022

Pearson plc
("Pearson" or the "Company")

Results of Annual General Meeting 2022

Pearson plc held its annual general meeting ("AGM") at 10:30am today. All resolutions set out in the Company's Notice of Annual General Meeting dated 24 March 2022 were proposed and approved on a poll.

The table below shows the results of the poll for each resolution. As at 6.30pm on 27 April 2022, the Company's issued share capital was 748,542,024 ordinary shares of 25p each. The Company does not hold any ordinary shares in Treasury. Therefore, the total voting rights in the Company were 748,542,024. The proportion of the Company's issued share capital represented by those votes cast is approximately 81.1%.

	Resolution	For and Discretionary	% votes cast For and Discretionary	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Withheld/ Abstentions*
1	To receive the 2021 report and accounts	607,069,864	99.98	105,340	0.02	607,175,204	81.11%	282,634
2	To declare a final dividend	606,041,385	99.77	1,382,688	0.23	607,424,073	81.15%	33,765
3	To elect Omid Kordestani	607,171,225	99.96	220,609	0.04	607,391,834	81.14%	66,004
4	To elect Esther Lee	607,280,088	99.98	119,067	0.02	607,399,155	81.14%	58,683
5	To elect Annette Thomas	607,285,695	99.98	115,892	0.02	607,401,587	81.14%	56,251
6	To re-elect Andy Bird	607,146,484	99.96	252,979	0.04	607,399,463	81.14%	58,375
7	To re-elect Sherry Coutu	522,486,159	86.46	81,849,313	13.54	604,335,472	80.74%	3,122,366
8	To re-elect Sally Johnson	606,852,131	99.91	559,233	0.09	607,411,364	81.15%	46,474
9	To re-elect Linda Lorimer	607,260,007	99.98	151,025	0.02	607,411,032	81.15%	46,806
10	To re-elect Graeme Pitkethly	607,224,439	99.97	178,324	0.03	607,402,763	81.14%	55,075
11	To re-elect Tim Score	547,133,973	90.54	57,194,222	9.46	604,328,195	80.73%	3,129,643
12	To re-elect Lincoln Wallen	607,246,008	99.97	155,517	0.03	607,401,525	81.14%	56,313
13	To approve the annual remuneration report	462,488,192	76.53	141,832,706	23.47	604,320,898	80.73%	3,136,939
14	To appoint the auditors	605,153,941	99.63	2,266,065	0.37	607,420,006	81.15%	37,832
15	To determine the remuneration of the auditors	606,442,545	99.84	978,777	0.16	607,421,322	81.15%	36,516
16	To authorise the company to allot ordinary shares	542,017,921	89.45	63,955,865	10.55	605,973,786	80.95%	1,484,052
17	To waive the pre-emption rights	553,468,800	91.12	53,922,335	8.88	607,391,135	81.14%	66,703
18	To waive the pre-emption rights - additional percentage	547,083,099	90.07	60,304,220	9.93	607,387,319	81.14%	70,519
19	To authorise the company to purchase its own shares	604,580,981	99.54	2,823,145	0.46	607,404,126	81.14%	53,712
20	To approve the holding of general meetings on 14 clear days' notice	582,934,119	95.97	24,476,515	4.03	607,410,634	81.15%	47,204

* Votes withheld are not legal votes.

In accordance with the Listing Rules, copies of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Board appreciates the support shown by the majority of shareholders for the resolutions at today's AGM. We note the minority vote against Pearson's remuneration report. Pearson engages extensively with shareholders on a broad range of matters, including remuneration. We will continue to engage actively with shareholders to understand their views and, where applicable, their reasons for the minority vote against resolution 13 and will carefully consider all feedback. We will publish an update on that engagement and on any action taken as a result of this within six months of the AGM, in accordance with the UK Corporate Governance Code.

---ENDS---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 April 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary